Exhibit 16.1

July 20, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K dated July 20, 2022 of PS Business Parks, Inc. and are in agreement with the statements contained in the third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP